November 4, 2008

Via Edgar and Facsimile

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549-1103

Re:	BioMarin Pharmaceutical Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2008

File No. 0-26727

Dear Mr. Rosenberg:

We are writing in response to oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by teleconference on October 30, 2008 (the “Staff Comments”), with respect to BioMarin Pharmaceutical Inc.’s (the “Company”) Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the “Form 10-Q”). These comments are further comments based on the comments originally made by the Commission by letter dated October 7, 2008 (the “Comment Letter”) and the Company’s responses to those comments made by letter dated October 16, 2008.

Set forth below are the Company’s responses to the Staff Comments. We have recited the Staff Comments as provided to us on the teleconference in italicized, bold type and have followed each comment with the Company’s response thereto.

Form 10-Q For the quarterly period ended June 30, 2008

1.	We acknowledge your response to our previous comment No. 2. It is evident that you recorded your sales tax adjustment in the second quarter of 2008. Please confirm that you identified the error in the same quarter or tell us when you identified the error. In addition, you believe that it was immaterial to all periods presented. Please explain your consideration for not recording the corrected entry given the impact of the error would reverse over time due to depreciation and product sales and presumably would be immaterial to future periods.

Response

In response to Staff’s comment, we identified the error related to sales taxes associated with inventory and property, plant and equipment on May 7, 2008. The specific circumstance that led to the discovery was a meeting between certain members of our accounting department regarding the Company’s chart of accounts. After completing the analysis set forth in our response to your comment No. 2 in the Comment Letter, we concluded that the misstatement due to the erroneous expense recognition of sales tax related to inventory and fixed assets to be immaterial for all prior periods and for the projected financial results for the full year ending December 31, 2008, and that revision of the prior period financial statements was not required. As a result of this analysis and our conclusion regarding the materiality of the error, the Company considered not recording the adjustment. However, after further consideration of the fact that the financial statement misstatement would have carried on each quarter for several years resulting in proposed adjustments by our auditors, plus in the interest of full disclosure and presenting accurate financial statements going forward, the Company concluded that it was appropriate to correct the error.

2.	We acknowledge your response to our previous comment No. 3. As previously requested, please revise your MD&A to discuss the impact of this adjustment on your results of operations for the three and six month periods ending June 30, 2008.

Response

In response to Staff’s comment, we propose to include the following disclosure in our MD&A for our quarterly report on Form 10-Q for the third quarter of 2008 to be filed with the SEC by no later than November 10, 2008. The Company believes that it is appropriate to include the revised disclosure for this item and the other proposed revised disclosures in the Form 10-Q for the third quarter as opposed to filling a 10-Q/A for the second quarter. For the reasons that were articulated in our response to comment No. 1, we chose to correct the sales tax error in the second quarter of 2008 even though our conclusion was that that amount was immaterial to prior periods, the three and six months ended June 30, 2008 and to the projected results for 2008. Therefore, we believe that filing a 10-Q/A filing would give undue importance to the adjustment and has the potential for causing overreaction. However, in the interest of providing additional disclosure on a prospective basis, the Company believes that it is appropriate to include the revised disclosures in the Form 10-Q for the third quarter of 2008. The third quarter 10-Q filing will be made in the next 7 days and, as it is the disclosure for the most recent quarter, investors will be reviewing the MD&A carefully, insuring that the additional disclosure is properly disseminated to investors.

We have underlined text that has been specifically added in response to your comment. We believe that this disclosure provides investors with a full and complete understanding of the impact of this adjustment to our results of operation for the three and six month periods ending June 30, 2008 and for the nine month period ending September 30, 2008.

Results of Operations

Net Income (Loss)

Our net income for the three and nine months ended September 30, 2008 was $0.8 million and $6.3 million, respectively, as compared to a net loss of $5.2 million and $18.4 million for the three and nine months ended September 30, 2007, respectively. Net income for the three and nine months ended September 30, 2008 increased $6.0 million and $24.7 million primarily as a result of the following (in millions):

	Three Months Ended September 30,	Nine Months Ended September 30,
Net loss for the period ended 2007	$(5.2)	$(18.4)
Increased Naglazyme gross profit	10.2	30.1
Increased Kuvan gross profit	13.6	29.3
Increased Aldurazyme gross profit	14.8	39.8
Increased research and development expense	(8.9)	(13.3)
Increased selling, general and administrative expenses	(9.4)	(25.3)
Increased losses from BioMarin/Genzyme LLC	(9.0)	(22.9)
Decreased collaborative agreement revenues	(0.7)	(3.4)
Absence of Orapred milestone revenue	—	(4.0)
Increased Orapred gross profit	0.4	1.1
Decreased interest income	(4.5)	(5.4)
Sales tax error correction recorded in Q2 2008	—	0.8
Increased interest expense	—	(2.1)
Other, net	(0.5)	—

Net income for the period ended 2008	$0.8	$6.3

The increase in Naglazyme gross profit during the third quarter and first nine months of 2008 as compared to the same periods of 2007 is the result of additional patients initiating Naglazyme therapy, primarily outside of the U.S., as well as the favorable impact of foreign currency exchange rates on Naglazyme sales from customers based outside of the U.S. The increase in Kuvan gross profit during the third quarter and first nine months of 2008 as compared to the same periods in 2007 is due to the December 2007 marketing approval for Kuvan in the U.S. The increase in Aldurazyme gross profit during the third quarter and first nine months of 2008 as compared to the same periods of 2007 is the result of the restructuring of the joint venture with Genzyme and is partially offset by increased losses from BioMarin/Genzyme LLC, also due to the restructuring. The year-to-date decrease in collaborative agreement revenues primarily relates to lower reimbursable Kuvan development expenses. The increase in selling, general and administrative expense was primarily due to the continued international expansion of Naglazyme and commercialization of Kuvan in the U.S. The increase in research and development expense was primarily due to increases in development expenses for GALNS, a Duchenne Muscular Dystrophy licensed product, and other early stage programs. See below for additional information related to the primary net loss fluctuations presented above, including details of our operating expense fluctuations.

The sales tax error correction recorded during the second quarter of 2008 relates to the out of period adjustment to correct inventory and property, plant and equipment balances for sales taxes associated with purchases made between April 2007 and March 2008 that were erroneously expensed at the time of purchase. The correction of the error, which was discovered in May 2008, reduced operating expenses by $1.2 million during the second quarter of 2008, and also increased net income for the period by the same amount. The adjustment reduced operating expenses for the six months ended June 30, 2008 by $0.8 million and increased net income for the period by the same amount. The adjustment did not affect the consolidated statement of operations for the three months ended September 30, 2008, and increased net income during the nine months ended September 30, 2008 by $0.8 million. We believe that the adjustment is immaterial to the results of operations for the second quarter of 2008 when considering the $64.2 million of total revenues and $59.6 million of total operating expenses that contributed to the net income for the second quarter of 2008. For similar reasons, we believe that it is immaterial for the nine months ended September 30, 2008. Further, we determined that the impact of the adjustment was not material to prior periods or to the expected results for the year ending December 31, 2008, and as such the adjustment was recorded in the second quarter of 2008 under the provisions of Accounting Principles Board Opinion (APB) No. 28, Interim Financial Reporting.

Note 4: Joint Venture

3.	Please revise your disclosure in note 4 or in the MD&A to explain the business purpose for restructuring the Joint Venture with Genzyme consistent with your response to our previous comment No. 4A. In this regard, please ensure that you include the concept of sharing in 50% of Genzyme’s inefficiencies and receiving only 50% of the benefit of improving your own efficiencies.

Response

In response to Staff’s comment, we intend to include the following disclosure under Note 4 to the consolidated financial statements to be provided in our quarterly report on Form 10-Q for the third quarter of 2008. We propose to include the disclosure in the Form 10-Q for the third quarter for the reasons noted in response to comment No. 2. Further, the Company notes that this disclosure has substantially been made to the market through the Company’s press release related to the restructuring transaction issued in January 2008.We have underlined text that has been specifically added in response to your comment.

(4) JOINT VENTURE

Effective January 2008, the Company and Genzyme restructured BioMarin/Genzyme LLC. Under the revised structure, the operational responsibilities for BioMarin and Genzyme did not significantly change, as Genzyme continues to globally market and sell Aldurazyme and BioMarin continues to manufacture Aldurazyme. The restructuring had two significant business purposes. First, since each party now has full control over its own operational responsibilities, without the need to obtain the approval of the other party, and the parties do not need to review and oversee the activities of the other, it reduces management’s time and effort and therefore improves overall efficiencies. Second, since each party will realize 100% of the benefit of their own increased operational efficiencies, it increases the incentives to identify and implement cost saving measures. Under the previous 50/50 structure, each company shared 50% of the expense associated with the other’s inefficiencies and only received 50% of the benefit of its own efficiencies. Specifically, the Company will be able to realize the full benefit of any manufacturing cost reductions and Genzyme will be able to realize the full benefit of any sales and marketing efficiencies.

As of January 1, 2008, instead of sharing all costs and profits equally through the 50/50 joint venture, Genzyme records sales of Aldurazyme to third party customers and pays BioMarin a tiered payment ranging from approximately 39.5 to 50% of worldwide net product sales depending on sales volume, which is recorded by BioMarin as product revenue. The Company recognizes a portion of the royalty as product transfer revenue when product is shipped to Genzyme. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay if the product remains unsold by Genzyme. The amount of product transfer revenue is deducted from the calculated royalty amount when the product is sold by Genzyme. Certain research and development activities and intellectual property related to Aldurazyme continues to be managed in the joint venture with the costs shared equally by BioMarin and Genzyme. Pursuant to the terms of the joint venture restructuring, the Company received distributions of $16.7 million of cash and $26.8 million of inventory from the joint venture in the first quarter of 2008.

4.	Also in your response to our previous comment No. 4A, you indicate your intention to provide in your MD&A an analysis of the impact of your Joint Venture restructuring on your liquidity. Please revise your MD&A to provide this analysis. In your response, please ensure you address cash inflows and outflows and impact of quarterly payments from Genzyme on your days sales outstanding receivables.

Response

In response to Staff’s comment, we intend to include the following disclosure under the “Liquidity and Capital Resources” section of our MD&A in our quarterly report on Form 10-Q for the third quarter of 2008. We propose to include the disclosure in the Form 10-Q for the third quarter for the reasons similar to those noted in response to comment No. 2. Further, the Company notes that this disclosure has substantially been made to the market through the Company’s press release related to its results of operations for the quarter ended March 31, 2008 and the investor conference call related thereto. We have underlined text that has been specifically added in response to your comment.

Liquidity and Capital Resources

Cash and Cash Flow

As of September 30, 2008, our combined cash, cash equivalents and short-term investments totaled $563.0 million, a decrease of $22.6 million compared to $585.6 million at December 31, 2007. During the nine months ended September 30, 2008, we financed our operations primarily through net product sales and available cash, cash equivalents and short-term investments and the related interest income earned thereon.

The decrease in cash, cash equivalents, and short-term investments during the first nine months of 2008 was $22.6 million, which was $4.2 million more than the net decrease in cash, cash equivalents, and short-term investments during the first nine months of 2007 of $18.4 million, excluding net offering proceeds of $316.4 million. The primary items contributing to the decrease in net cash outflow in the first nine months of 2008 were as follows (in millions):

Net decrease in cash and short-term investments for the first nine months of 2007	$(18.4)
Net decrease in operating spend	17.5
Increased capital asset purchases	(32.0)
Increased cash flows from BioMarin/Genzyme LLC	1.2
Investment in Summit Corporation plc	(5.7)
Cash received from settlement of foreign currency forward contracts	1.4
Increased proceeds from stock option exercises and ESPP	15.2
Other	(1.8)

Net decrease in cash and short-term investments for the first nine months of 2008	$(22.6)

The decreased net operating spend includes increases in cash receipts from net revenues offset by increases in cash payments made for operating activities, such as research and development and sales and marketing efforts, as discussed in “Results of Operations” above. Increased capital asset purchases include the purchase of our facility at

300 Bel Marin Keys Drive, Novato, California. Increased cash flows from BioMarin/Genzyme LLC include the cash distribution resulting from the restructure of the joint venture of $16.7 million. Net payments for working capital in the first nine months of 2008 include increased inventory build of $8.9 million, which excluded the inventory distribution from the joint venture, and decreased accounts payable and accrued liabilities build of $1.0 million.

With respect to the restructuring of our joint venture with Genzyme, our liquidity was not materially impacted by the restructuring despite the change in the Aldurazyme transaction structure. We remain responsible for the cash outflows for the investment in inventory and continue to receive the cash inflows from sales of Aldurazyme on a quarterly basis, except we currently receive cash through the royalty from Genzyme instead of cash distributions from the joint venture prior to the restructuring. However, as we now record accounts receivable from Genzyme that include both amounts related to royalty revenue and incremental product transfer revenue, our days sales outstanding has increased as a result of the joint venture restructuring and we expect our days sales outstanding to either remain consistent with the current level or increase modestly in the future. Genzyme is required to pay the royalty due within 45 days of the quarter in which the relevant sales were made, and with respect to the incremental product transfer revenue for unsold Aldurazyme, Genzyme is required to pay within 45 days after the calendar quarter in which the unit was determined to be unsold, which is not determinable until the product is lost, destroyed or expires before a sale to a customer.

5.	We acknowledge your response to our previous comment No. 4B, please revise the following disclosures consistent with your response:

a.	In your revenue recognition note on page 8, you indicate that Genzyme’s return rights for Aldurazyme are “generally” limited to product defects. Please remove the qualifier “generally” consistent with your response or explain to us the other return rights of Genzyme and explain why these rights do not impact your ability to recognize revenue upon shipment to Genzyme.

Response

In response to Staff’s comment, we intend to provide the following disclosure under paragraph (h) “Revenue Recognition” of Note 2 to the consolidated financial statements to be provided in our quarterly report on Form 10-Q for the third quarter of 2008. We propose to include the disclosure in the Form 10-Q for the third quarter for the reasons similar to those noted in response to comment No. 2. Please note that in the underlined text of paragraph two below, we have removed the qualifier “generally” from the text because Genzyme’s return rights for Aldurazyme are limited to defective product or product that does not meet applicable regulatory specifications at the time of delivery.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(h) Revenue Recognition ...

Net Product Revenues—The Company recognizes net product revenue from Aldurazyme, Naglazyme and Kuvan when persuasive evidence of an arrangement exists, the product has been delivered to the customer, title and risk of loss have passed to the customer, the price to the buyer is fixed or determinable and collection from the customer is reasonably assured. Product sales transactions are evidenced by customer purchase orders, customer contracts, invoices and/or the related shipping documents. Amounts collected from customers and remitted to governmental authorities, which are primarily comprised of value-added taxes (VAT) related to Naglazyme sales in foreign jurisdictions, are presented on a net basis in the Company’s statements of operations, in accordance with EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement, in that taxes billed to customers are not included as a component of net product revenues.

The Company records allowances for product returns, if appropriate, as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including market exclusivity of the products based on their orphan drug status, the patient population, the customers’ limited return rights and the Company’s experience with returns. The Company’s products are comparable in nature and sold to similar customers with limited return rights, therefore the Company relies on historical return rates for Aldurazyme and Naglazyme to estimate returns for Kuvan which has a limited history. Genzyme’s return rights for Aldurazyme are limited to defective product or product that does not meet applicable regulatory specifications at the time of delivery. Based on these factors, management has concluded that product returns will be minimal. In the future, if any of these factors and/or the history of product return changes, an allowance for product returns may be required. The Company maintains a policy to record allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. As of September 30, 2008, the Company has experienced no significant bad debts and the recorded allowance for doubtful accounts was insignificant.

b.	Please revise your revenue recognition policy note to specifically indicate that Genzyme takes title to Aldurazyme upon shipment and that it owes you the product transfer revenue even if it doesn’t ultimately resell the product.

Response

In response to Staff’s comment, we intend to provide the following disclosure under paragraph (h) “Revenue Recognition” of Note 2 to the consolidated financial statements to be provided in our quarterly report on Form 10-Q for the third quarter of 2008. We propose to include the disclosure in the Form 10-Q for the third quarter for the reasons similar to those noted in response to comment No. 2. Please note that in the underlined text of paragraph two below, we have specifically indicated that Genzyme takes title to Aludurazyme and that it owes us the product transfer revenue even if it does not ultimately resell the product.

The Company began recognizing revenue related to Aldurazyme in the first quarter of 2008, effective with the restructuring of the Company’s Aldurazyme joint venture with Genzyme (see Note 4 for further information). According to the terms of the restructuring, BioMarin receives a 39.5 to 50% royalty on worldwide net Aldurazyme sales by Genzyme depending on sales volume, which is included in net product revenue in the consolidated statements of operations. The Company recognizes a portion of this amount as product transfer revenue when product is shipped to Genzyme as all of the Company’s performance obligations are fulfilled at that point and title to, and risk of loss for, the product has transferred to Genzyme. The product transfer revenue represents the fixed amount per unit of Aldurazyme that Genzyme is required to pay if the product is unsold by Genzyme. The amount of product transfer revenue will eventually be deducted from the calculated royalty rate when the product is sold by Genzyme. The Company records the Aldurazyme royalty revenue based on net sales information provided by Genzyme and records product transfer revenue based on the fulfillment of Genzyme purchase orders in accordance with SAB 104 and the terms of the related agreements with Genzyme. As of September 30, 2008, accounts receivable included $13.1 million of unbilled accounts receivable related to net incremental Aldurazyme product transfers to Genzyme.

c.	Please revise your discussion in MD&A, to specifically indicate the quarterly payment terms for both royalties and the fixed fee associated with unsold product.

Response

In response to Staff’s comment, please see the last two sentences of the underlined text from paragraph four above from our response to your comment No. 4. We intend to provide the revised disclosure set forth above in our MD&A for our quarterly report on Form 10-Q for the third quarter of 2008. We propose to include the disclosure in the Form 10-Q for the third quarter for the reasons similar to those noted in response to comment No. 2.

Additionally, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (415) 506-6333.

Very Truly Yours,

/s/ Jeffrey H. Cooper
Jeffrey H. Cooper
Senior Vice President, Chief Financial Officer